[MassMutual letterhead appears here]

FILED ELECTRONICALLY and SENT VIA OVERNIGHT MAIL

December 15, 2015

Ms. Sally Samuel, Branch Chief

Disclosure Review Office 3

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Life Separate Account I

Group Variable Universal Life® II (GVUL II)

Pre-Effective Amendment No. 2 to Registration Statement on Form N-6 File No. 333-206438

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), MML Distributors, LLC (“MMLD”) and MML Investors Services, LLC (MMLIS) (MMLD and MMLIS together referred to as the “Principal Underwriters”) and Massachusetts Mutual Variable Life Separate Account I (the “Registrant”), a separate account of Massachusetts Mutual Life Insurance Company, hereby respectfully request acceleration of the effective date of the above-referenced registration statement filing to December 18, 2015, or as soon as practicable thereafter. The Registrant and the Principal Underwriters are aware of their obligations under the Act.

Sincerely,

MASSACHUSETTS MUTUAL VARIABLE LIFE

SEPARATE ACCOUNT I

By:	/s/ John E. Deitelbaum
Name	John E. Deitelbaum
Title:	Senior Vice President and Deputy General Counsel

MML INVESTORS SERVICES, LLC		MML DISTRIBUTORS, LLC

By:	/s/ Wendy Benson	By:	/s/ Eric Wietsma
Name:	Wendy Benson	Name	Eric Wietsma
Title:	Vice President	Title:	Vice President

MassMutual Financial Group is a marketing name for Massachusetts Mutual Life Insurance Company (MassMutual) and its affiliated companies and sales representatives.

Springfield, MA   01111-0001            •            (413) 788-8411